Mail Stop 0306

March 9, 2005



VIA U.S. MAIL AND FAX (860) 347-8372

Mr. Walter A. Shephard
Vice President, Finance and Chief Financial Officer
Zygo Corporation
21 Laurel Brook Road
Middlefield, Connecticut 06455

	Re:	Zygo Corporation
		Form 10-K for the year ended June 30, 2004


Dear Mr. Shephard:

      We have reviewed your response dated February 2, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as possible in your explanations. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Accounting Comments

Form 10-K for the year ended June 30, 2004

Revenue Recognition - Page F-8

1. We note your response to our previous comment 5 and understand that your products generally require installation. Please tell us how you determined that installation is perfunctory and confirm installation is not essential to the functionality of the delivered products or services, as contemplated by SAB 104. Also, please supplementally confirm you comply the guidance at SAB Topic 13.A.3.b,
Question 2.

2. Please supplementally confirm that where your products include software, such software is incidental (as defined in SOP 97-2) to the products. If not incidental, tell us how your accounting for sales of the products complies with SOP 97-2 or other applicable generally accepted accounting principles.

3. Lastly, tell us how you considered the criteria listed in paragraph 9 of EITF 00-21. Please tell us why you do not believe the product and the installation are two separate deliverables. We may have further comments after reviewing your responses.

Note 2. Divestitures and Discontinued Operation

4. We noted your response to our previous comment 6 and also reviewed your disclosure in Form 10-Q for the period ending December 31, 2004.
Please revise future filings to more fully describe the circumstances related to the impairment charges. Your revisions should include the significant information provided to us supplementally. We note your current disclosure in Form 10-Q states only that you "have marketed for sale the facility previously used by the TeraOptix unit and have recorded impairment charges since then related to the decline in the fair market value of the facility." Please also include the amount of the impairment charges as discussed in your response to our prior comment.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filings;
?	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506 or me at (202) 942-1812 if you have questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant
Chief
Accountant, at (202) 942-1984.



							Sincerely,



							Jay Webb



Mr. Walter A. Shephard
Zygo Corporation
March 9, 2005
Page 1